Exhibit 21

Subsidiaries of Yew Bio-Pharm Group, Inc.

Entity	Jurisdiction of Organization	Percentage Owned
Yew Bio-Pharm Holdings Limited	Hong Kong	100%
Heilongjiang Jinshangjing Bio-Technology Development Co., Limited	People’s Republic of China	100%
Harbin Yew Science and Technology Development Co., Ltd.	People’s Republic of China	Variable interest entity